Exhibit 9.1


Medquist Inc. - 2001 Second Quarter Conference Call:
         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman and Chief Executive Officer of the Company. Also on the call today are John Donohoe, our President and Chief Operating Officer, Brian Kearns, our Chief Financial Officer, and John Suender, our General Counsel.

         I first would like to make a brief opening statement and then open the call to your questions and comments.

         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.

         As indicated in our press release, MedQuist generated solid results during the second quarter of 2001, despite the additional technology development expense associated with our April 2nd acquisition of Speech Machines. MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management is enthusiastic about leveraging recent acquisitions and technology enhancements into profitable growth in medical document management services. We have implemented a "back to basics" management discipline which has already yielded favorable results and improved gross margins in our core business.

         Since the beginning of the year, MedQuist has acquired the capability to provide digital dictation systems to our customers, enhanced our reimbursement coding service offering and secured a technology solution for MedQuist's digital transcription platform. We have also improved our medical transcription service offering through our recent acquisition of Your Office Genie.

         Over the last few months, MedQuist has made significant progress in expanding our service offering and enhancing the value-added for our current and future hospital customers. Our progress year-to-date includes the following transactions:

         On February 1st, MedQuist acquired Digital Voice Inc., known as DVI, which is one of the nation's leading providers of digital dictation systems to the health care market. On March 1st, we acquired Coding Concepts, a leading regional provider of reimbursement coding services located in the Detroit metropolitan area. We continue to believe that coding services is an extremely attractive market. On April 2nd, MedQuist acquired Speech Machines, an application service provider of dictation recording, editing and workflow management for the medical transcription industry. The acquisition of Speech Machines should accelerate the roll out of our digital Internet-enabled transcription platform, which is proceeding according to plan. Importantly, if we excluded increased expenses related to this technology development, our profit margins would have been roughly one hundred basis points higher in the second quarter. We believe this demonstrates the progress we have made in our "back to basics" effort to improve profitability in our core business. We strongly believe that our investment in technology will further enhance these favorable results, in terms of a decreased cost structure and increased service capabilities in future years.

         And most recently, effective July 1st, MedQuist acquired the assets of Your Office Genie, the fourth largest medical transcription company in the US. Prior to our acquisition, Your Office Genie was also the largest independent transcription company in the US. Your Office Genie has a long history of high quality transcription services and we are pleased to add this class operation to the MedQuist team. During the last several months, MedQuist management dedicated significant time to getting this important deal done and we believe it will be well worth the effort. Although it is still early in the integration effort, the transition is being well accepted by both Your Office Genie employees and clients.

         In conclusion, we believe the second quarter and first six months of 2001 demonstrate that MedQuist continues to make progress on our long-term strategy for growth. MedQuist will continue to move forward in our strategic transition to a full service medical document management company, which we believe will result in profitable growth and increased shareholder value in future years.

         At this time I would like to turn it over to Brian Kearns for a review of our financial results.

         Thank you David and good morning everyone.

         For the second quarter:

         MedQuist generated revenue of $98.0 million and EBITDA of $22.5 million or 23.0% of revenue. Net income was $10.6 million or $0.28 per share on a diluted basis. There were no non-recurring items in the quarter.

         At June 30, 2001, MedQuist had $165 million in working capital including $112 million in cash. Accounts receivable were $73.7 million and DSO decreased to 69 days, the lowest level in more than two years. The Company had roughly $2.5 million of debt and shareholders equity was $342 million.

         At this time I will turn the presentation over to John Suender, MedQuist's General Counsel.

         This presentation contains forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These statements include, for example, market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate with certainty.

         These and other risk factors are detailed in MedQuist's reports filed with the SEC, including its Form 10-K for the year ended December 31, 2000 and its form 8-K filed in relation to today's call. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. MedQuist does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.

MedQuist 06/30/01 Financial Overview


                                       Q2-01       Q2-00(1)                                                    06/30/2001
                                       -----       --------                                                    ----------

Revenues                              $97,978      $90,989         Cash and Equivalents                          $112,379
                                                                   Accounts Receivable - Net                       73,720
Cost of Revenues                       72,308       65,278         Other Current Assets                             9,506
% of Revenues                          73.80%       71.74%                                                  -------------
                                                                   Total Current Assets                           195,605
Gross Profit                           25,670       25,711         PP&E                                            34,106
Gross Margin                           26.20%       28.26%         Intangible Assets                              138,786
                                                                   Other Long-Term Assets                           7,334
                                                                                                            -------------
Selling, General & Administrative       3,184        2,728         Total Assets                                   375,831
% of Revenues                           3.25%        3.00%
                                                                   Current Portion of Long-Term Debt                1,431
EBITDA                                 22,486       22,983         Accounts Payable                                 4,872
% of Revenues                          22.95%       25.26%         Accrued Expenses                                23,785
                                                                                                            -------------
Depreciation Expense                    4,120        3,538         Total Current Liabilities                       30,088
% of Revenues                           4.21%        3.89%         Long Term Debt                                   1,081
Amortization Expense                    2,328        1,823         Other Long-Term Liabilities                      2,277
% of Revenues                           2.38%        2.00%         Shareholders Equity                            342,385
                                                                                                            -------------
                                                                   Total Liabilities and Equity                  $375,831
EBIT                                   16,038       17,622
% of Revenues                          16.37%       19.37%

Interest (Income)/Expense              (1,260)        (716)
Other (Income)/Expense                      0            0

Pretax Income                          17,298       18,338
% of Revenues                          17.65%       20.15%

Tax Provision                           6,660        7,335
% of Pretax                            38.50%       40.00%

Net Income                             10,638       11,003
% of Revenues                          10.86%       12.09%

Earnings Per Share                      $0.28        $0.30
Shares Outstanding                     37,733       37,063




Notes:

(1) Excludes approximately $1,013 of pretax income related to the adjustment of the restructure reserves established in 1997 and 1998.